Filed by The Walt Disney Company

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Marvel Entertainment, Inc.

Exchange Act File No.: 1-13638

Forward-Looking Statements:

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of The Walt Disney Company (“Disney”) and Marvel Entertainment, Inc. (“Marvel”) separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Disney and Marvel regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Disney nor Marvel undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:

•	legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated;

•

the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period or that the businesses will not be integrated successfully;

•	the possibility of disruption from the merger making it more difficult to maintain business and operational relationships;

•	the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions;

•	any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and

•

developments beyond the companies’ control, including but not limited to: changes in domestic or global economic conditions, competitive conditions and consumer preferences; adverse weather conditions or natural disasters; health concerns; international, political or military developments; and technological developments.

Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Disney for the year ended September 27, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on November 20, 2008, under the heading “Item 1A—Risk Factors,” in the Annual Report on Form 10-K of Marvel for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, under the heading “Item 1A—Risk Factors,” in Amendment No. 1 to the Form S-4 filed by Disney on October 27, 2009, under the section titled “Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Marvel and Disney.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Disney filed a Registration Statement on Form S-4 with the SEC on September 22, 2009, as amended on October 27, 2009, that includes a preliminary proxy statement of Marvel that also constitutes a preliminary prospectus of Disney. These materials are not yet final and will be further amended. The proxy statement/prospectus of Disney and Marvel will be mailed to Marvel once it is final. Marvel stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, including the definitive proxy statement/prospectus when it becomes available, free of charge at the SEC’s website, www.sec.gov, or by directing a request for such filing to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request for such filing to Marvel’s proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or by calling Mackenzie Partners, Inc. at (800) 322-2885 (toll free) or (212) 929-5500 (call collect).

Disney, Marvel, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Marvel is set forth in the preliminary proxy statement/prospectus contained in Amendment No. 1 to the Registration Statement on Form S-4 filed by Disney on October 27, 2009. Information about the directors and executive officers of Disney is set forth in its definitive proxy statement, which was filed with the SEC on January 16, 2009.

At a conference call on November 12, 2009, discussing the earnings of The Walt Disney Company for the year and quarter ended October 3, 2009, Robert A. Iger, President and Chief Executive Officer, and Thomas O. Staggs, Senior Executive Vice President and Chief Financial Officer, made the following remarks relating to the pending acquisition of Marvel Entertainment, Inc., and responded to a question from an analyst relating to the transaction as set forth.

Prepared remarks of Mr. Iger:

We are also working towards closing the Marvel deal. Since we announced the acquisition at the end of August, it’s become even clearer to us just how well known and appealing Marvel characters are around the world. We are looking forward to increasing the visibility and value of Marvel’s characters and stories across our businesses, platforms and global markets.

…

By adding Marvel to our slate of Disney and Pixar films, we will in the coming year be making movies under three of the best known labels in family entertainment. These brands resonate with consumers globally and give us a competitive advantage in a world of pretty much limitless choice.

Prepared remarks of Mr. Staggs

Our first priority is to invest in existing businesses or new growth opportunities that generate attractive returns. We are also willing to pursue acquisitions to the extent we are convinced that they can enable us to sustain or build competitive advantage and deliver strong returns. The pending acquisition of Marvel illustrates well the type of opportunity that we believe can utilize our existing strengths to drive future growth from high quality branded content.

Additionally, we expect to continue returning capital to our shareholders through dividends and share repurchase. We purchased only a modest number of our shares during Q4 given constraints imposed by the pending Marvel acquisition. However, we continue to believe our shares remain attractive at current levels and expect to continue our repurchase activity.

Question from Michael Nathanson of Sanford Bernstein and the response of Mr. Staggs and Mr. Iger:

Tom, in the past few calls you’ve talked about weakness in the licensing business, and I just wonder how that market is looking right now and is perhaps your content cycle helping that market? And then, what’s been the reaction of your licensing partners to the Marvel deal, and how have those conversations gone?

Mr. Staggs

[As to] the license business I would say this. I mentioned in the prepared remarks that we didn’t really see the full effect of the downturn until we got to the beginning of calendar 2009, and so that’s still going on in the backdrop. So on a relative basis we still see some year-over-year softness there. Also, even though I think we’ve seen some encouraging news on the advertising side that Bob cited, et cetera, this holiday period, of course, much of it was determined by the extent to which people were ready to place orders over the last few months, and so that’s going to impact us to a certain extent. Now, the question is what will come in terms of reorders, the pace of that, et cetera, and so that remains to be seen. [As to] the content cycle, I would say we saw a little bit of softness due to tough comparisons to Hannah Montana and High School Musical. Now as we look forward, I like the trend in the content cycle and I like the refresh that’s going on there, Toy Story being probably first and foremost, but also some of these other properties that we have high hopes for. And it will be interesting to see whether we continue to go Fairies which we’d like to do, we have Princess and the Frog which is another Princess to add to that line up, which as I think you know is an important set of franchises for us. [We have] Cars coming a little bit later on—another year down the road. And Cars of course has been one of our most important franchises and the prospect of a sequel to that film really bodes well. So we like the way the content cycle is going from here. Marvel clearly is an augmentation of that overall, and I don’t know that we have any specific reaction from licensees at this point. But I think that, as Bob said earlier, as we’ve gotten closer to it we think the prospects for Marvel are at least as good as we thought at the time that we entered the transaction.

Mr. Iger

You’re right. We haven’t gotten much direct reaction other than to hear from certain licensees just how much interest there is out there both in the US and in international markets about Marvel properties, and there’s real excitement about the films that they have coming up or that are being made by others, including Iron Man II and another sequel to Spiderman, and some of the other properties they have on the marketplace. We think it’s going to be a great opportunity for us down the road and we’re excited about it.